Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

07027975

25 October 2007

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Farmout of Northwest Shelf Permits

Cue Energy Resources Limited (Cue) is pleased to announce that a wholly owned subsidiary of MEO Australia Limited (MEO) has farmed into Cue's 50% interest permits WA-359P, WA-360P and WA-361P on the Northwest Shelf. MEO will earn a 60% interest in each permit by meeting the year 3 commitment seismic in each permit and electing to fund 90% of the cost of drilling the first exploration well in each permit, MEO could earn up to a 70% interest, depending on the percentage the current permittees elect to contribute to the well cost.

MEO will become the operator for the permits.

The farmin is subject to required government approvals.

Participants in each permit subsequent to the earning phase will be:

WA-359P

North West Shelf Exploration Pty Ltd (MEO Australia Limited Subsidiary)	60 -70%	Operator
Cue Exploration Pty Ltd	20 -15%	
Exoil Limited	20 -15%	

WA-360, 361P

North West Shelf Exploration Pty Ltd (MEO Australia Limited Subsidiary)	60 -70%	Operator
Cue Exploration Pty Ltd	20 -15%	
Gascorp Australia Limited	20 -15%	

A map is attached.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

25 October 2007

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 September 2007

QUARTER SUMMARY

- Cash at the end of the quarter was A$8.2 million.

Papua New Guinea

- Quarterly revenue from SE Gobe field was A$1.6 million.
- During the quarter, six new 2D seismic lines were acquired over the Kimu gas field.
- During the quarter, the PPL 190 licence was renewed for a further five years over the western half of the licence.
- During the quarter, construction of the drilling pad for the Cobra – 1 exploration well began.

Indonesia.

- Oil production began from the Oyong field in late September 2007.

New Zealand

- During the quarter, considerable progress was achieved on the development of the Maari oil field.

Australia

- During the quarter, a farmout to Beach Petroleum Limited was agreed in T/38P. Beach will drill the Spikey Beach -1 well in return for an 80% interest in an agreed area of the permit.
- Subsequent to the end of the quarter, farmouts were agreed with MEO Australia Limited whereby MEO will earn a 60% interest in each permit by meeting the year 3 commitment seismic in each permit and electing to fund 90% of the cost of drilling the first exploration well in each permit, MEO could earn up to a 70% interest, depending on the percentage the current permittees elect to contribute to the well cost.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646 % interest)
Operator: Oil Search

At the end of the quarter, the SE Gobe field production rate for the year to date averaged approximately 6,400 barrels of oil per day (Cue's share approximately 210 barrels of oil per day). Cue's oil production revenue received during the quarter from the SE Gobe field was A$1.6 million and equated to 17,836 barrels. Cue did not have any hedging arrangements in place during the quarter.

Oil production from the SEG11 and SEG 12 wells benefited from the SEG 13 ST1 water injection which began early in 2007.

An upgrade of gas injection capacity is expected to be commissioned in late 2007.

2. DEVELOPMENT ACTIVITY

- **INDONESIA**

Sampang PSC – Oyong Field - Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos
Oyong Background

The Oyong field was discovered in mid 2001.

The oil and gas discovery is in 45 metres of water approximately 8 kilometres south of Madura Island.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field.

The sale is denominated in US dollars.

Oyong is being developed in two phases, an oil phase followed by a gas development phase.

The oil production facilities consist of a well head platform connected to a floating production barge with oil being stored in a nearby moored tanker.

Development Progress

First oil production began in late September 2007 and commissioning of the production facilities continued during October.

The stabilised oil production rate is expected to be in the range 8,000 – 10,000 barrels of oil per day

Front end engineering and development (FEED) studies and contract tendering continued for the Oyong gas development phase during the quarter.

First gas production is expected in the first half of 2009.

An interim analysis by Santos, the operator for the Oyong field, suggests that recoverable oil volumes for the field are likely to be in the range 3-6-10 million barrels in low, mid and highside cases and that recoverable gas volumes are likely to be in the range 80-97-103 billion cubic feet in low, mid and highside cases.

- **NEW ZEALAND**

PMP 38160 (Granted from December 2005, for 22 years)
PEP 38413 (Five year extension approved to 1st January 2011)
Taranaki Basin - New Zealand (5% interest)
Operator: OMV New Zealand
Maari Oil Field

Development Progress

Substantial progress has been made on the Maari field development.

Erection of the tower segments of the platform began during the quarter, and most processing modules were aboard the FPSO and conversion of the vessel was 83% complete at the end of the quarter.

First oil is anticipated in the third quarter of 2008 with full production in early 2009.

3. EXPLORATION AND APPRAISAL ACTIVITIES

- **PAPUA NEW GUINEA**

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Oil Search

During the quarter, the PNG authorities renewed the licence for a further five year period over the western half of the original licence area.

Construction of the Cobra - 1 drilling location continued during the quarter with drilling expected to begin in early 2008.

PRL -8 - Papuan Basin, PNG (10.72% Interest)
Operator: Oil Search

During the quarter, six new infill 2D seismic lines were acquired over the Kimu field.

Oil Search currently estimates that Kimu contains approximately 900 billion cubic feet of recoverable gas that contains no sulphur or carbon dioxide. Cue's net share is approximately 100 billion cubic feet of recoverable gas.

PRL -9 - Papuan Basin, PNG (14.894% Interest)
Operator: Santos

The Greater Barikewa Field Survey over the Barikewa gas field was completed in the first quarter 2007.

The survey consists of seven geological traverses totalling 40Km. The geological information obtained from the survey was designed to provide a better structural picture of the field.

Barikewa has been assessed, in the past, to have the potential to contain around 800 billion cubic feet of recoverable gas, with Cue's share being approximately 120 billion cubic feet in a most likely case. The results from the geological survey indicate that recoverable gas volumes are likely to be of this order of magnitude at least.

Preparations are being made to drill Barikewa-3 in second quarter 2008. Should sufficient gas reserves be proven by Barikewa-3 and subsequent appraisal wells, the field could potentially be tied into a larger gas project. An export LNG project with a pipeline right-of-way located within 10 kilometres of Barikewa is a potential candidate to allow economic development of the field.

- **INDONESIA**

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest), (Jeruk interest 8.181818%)
Operator: Santos

Wortel

Wortel -1 located approximately 7km west of the Oyong oil and gas field, encountered a 141 metre gas column overlying a gas water contact.

Wortel -2, which is located 1km east-south east of Wortel -1 failed to encounter significant hydrocarbons or reservoir.

Due to drilling rig timing, it is now expected that a Wortel -3 well will be drilled in the first half of 2008, immediately to the east of Wortel -1, to establish the full potential of the Wortel accumulation.

Subsequent to the end of the quarter, a 360km infill 2D seismic survey was undertaken over Wortel and three nearby leads. The data will be used to assist in locating the Wortel -3 well and to determine the prospectivity of the leads.

The close proximity of Wortel to Oyong allows the possibility of developing Wortel gas through Oyong facilities, with Wortel gas potentially coming on stream at the same time as Oyong gas.

Jeruk

Opportunities to commercialize Jeruk continue to be examined and possible development scenarios reviewed. Development of the field will require resolution of commercial, and various technical issues.

- **AUSTRALIA**

AC/RL-7 – Timor Sea (Cue interest 20%)
Operator: Coogee Resources

The Retention Lease contains the Cash–Maple field which has proven gas at Jurassic and Triassic Levels. The Jurassic reservoir is assessed to contain between 0.7 and 3.1 trillion cubic feet of recoverable gas depending on trap fill. Associated condensate yields are estimated at between 11.9 and 54.7MMstb. The Triassic reservoir contains up to 0.56TCF of recoverable gas and 9.5MMstb condensate.

Cash Maple is a candidate to supply long term gas feedstock to a potential floating methanol facility being considered by companies associated with the operator.

There was no exploration activity during the quarter.

Carnarvon Basin
EP 363 Carnarvon Basin - Western Australia (10% participation option)
Operator: Apache Energy

No exploration activity took place during the quarter.

WA-359-P Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

The WA-359-P permit lies to the west of the Mutineer and Exeter oilfields. Interpretation of the existing seismic data has been completed and regional time and depth maps have been constructed and integrated with well information. Prospect mapping is complete and prospect packages have been prepared. A scoping economic study for potential hydrocarbon accumulations in the various permits has also been completed.

Subsequent to the end of the quarter, a farmout was agreed with MEO Australia Limited whereby MEO will earn a 60% interest in the permit by acquiring the year 3 commitment seismic in the permit and electing to fund 90% of the cost of drilling the first exploration well in the permit, MEO could earn up to a 70% interest, depending on the percentage the current permittees elect to contribute to the well cost.

MEO will become operator of the permit.

WA-360-P Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

The WA-360-P permit is adjacent to the giant Rankin gas fields and on trend with the Pluto and Wheatstone gas discoveries.

Interpretation of the existing seismic data has been completed and regional time and depth maps have been constructed and integrated with well information. Prospect mapping is complete and prospect packages have been prepared. A scoping economic study for potential hydrocarbon accumulations in the various permits has also been completed.

Subsequent to the end of the quarter, a farmout was agreed with MEO Australia Limited whereby MEO will earn a 60% interest in the permit by meeting the year 3 commitment seismic in the permit and electing to fund 90% of the cost of drilling the first exploration well in the permit, MEO could earn up to a 70% interest, depending on the percentage the current permittees elect to contribute to the well cost.

MEO will become operator of the permit.

WA-361-P Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

The WA-361-P permit is adjacent to the giant Rankin gas fields and on trend with the Pluto and Wheatstone gas discoveries.

Interpretation of the existing seismic data has been completed and regional time and depth maps have been constructed and integrated with well information. Prospect mapping is complete and prospect packages have been prepared. A scoping economic study for potential hydrocarbon accumulations in the various permits has also been completed.

Subsequent to the end of the quarter, a farmout was agreed with MEO Australia Limited whereby MEO will earn a 60% interest in the permit by meeting the year 3 commitment seismic in the permit and electing to fund 90% of the cost of drilling the first exploration well in the permit, MEO could earn up to a 70% interest, depending on the percentage the current permittees elect to contribute to the well cost.

MEO will become operator of the permit.

WA-389-P Carnarvon Basin - Western Australia (100% interest)
Operator: Cue Energy Resources Ltd

Re-evaluation of existing technical data is ongoing.

Bass Basin
T37/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

The T37/P permit is immediately adjacent to the Yolla gas condensate field which has recently begun production. Yolla also contains oil.

Interpretation of the existing seismic data has been completed and both time and depth maps have been constructed and integrated with existing well information. Prospect and leads have been identified and have been analysed.

Preparations are underway for seismic acquisition in the permit.

Cue has joined a group of companies that will jointly mobilize a seismic vessel to the Gippsland, Bass and Otway areas.

T38/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

The T38/P permit is immediately south of the producing Yolla gas condensate field. Yolla also contains oil. The permit contains the Pelican gas condensate discovery.

Interpretation of the existing seismic data has been completed and both time and depth maps have been constructed and integrated with existing well information. Prospect and leads have been identified and have been analysed.

During the quarter, Beach Petroleum Limited agreed to farmin to T/38P. Beach will earn an 80% interest in a defined portion of the permit by paying for the drilling of the Spikey Beach -1 exploration well which will be operated by Beach and is expected to be drilled in the second half of 2008.

Preparations are underway to conduct a site survey over the Spikey Beach -1 drilling location.

By Order of the Board

Andrew Knox
Public Officer

Various statements in this report constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN

45 066 383 971

Quarter ended ("current quarter")

30 September 2007

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date 3 months $A'000
1.1	Receipts from product sales and related debtors	1,594	1,594
1.2	Payments for (a) exploration and evaluation (refer 2.2)	(1,053)	(1,053)
	(b) development	(2,828)	(2,828)
	(c) production	(275)	(275)
	(d) administration	(602)	(602)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	125	125
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(618)	(618)
1.7	Other (loan drawdown, refer 3.1 (i))	2,963	-
	Net Operating Cash Flows	(694)	(694)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(14)	(14)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(14)	(14)
1.13	Total operating and investing cash flows (carried forward)	(708)	(708)

1.13	Total operating and investing cash flows (brought forward)	(708)	(708)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Share Issue Costs	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(708)	(708)
1.20	Cash at beginning of quarter/year to date	9,104	9,104
1.21	Exchange rate adjustments to item 1.20	(166)	(166)
1.22	**Cash at end of quarter**	8,230	8,230

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	28
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities (i)	22,727	2,963
3.2	Credit standby arrangements	-	-

(i) Project finance for the Maari oil field development in the Taranaki Basin, New Zealand. The facility is for US$20M with BOS International (Australia) Limited, a part of the Bank of Scotland's global oil and gas business.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	2,581
4.2	Development	6,382
	Total	**8,963**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	7	425
5.2	Deposits at call	8,223	8,679
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	8,230	9,104

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -	- -	- -	- -
7.3	**+Ordinary securities**	628,239,007	628,239,007	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -	- -	- -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	- -	- -	- -	- -
7.7	**Options** *(description and conversion factor)*	1,500,000 1,283,336 1,283,332 1,283,332	- -	*Exercise Price* 35 cents 20 cents 22.5 cents 25 cents	*Expiry* 01/06/08 19/04/12 19/04/12 19/04/12
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 24 October 2007
Public Officer

Print name: Andrew Knox

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

= = = = =

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 30 SEPTEMBER 2007

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
(i)Sampang PSC	Santos (Sampang) Pty Ltd	15.00
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	Barracuda Pty Ltd	5.568892
PRL 9	" " "	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
T/38P	Cue Energy Resources Limited	50.00
WA-359-P	Cue Energy Resources Limited	50.00
WA-360-P	Cue Energy Resources Limited	50.00
WA-361-P	Cue Energy Resources Limited	50.00
WA-389-P	Cue Energy Resources Limited	100.00
AC/RL7	Coogee Resources Limited	20.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00
PMP 38160	OMV New Zealand Limited	5.00

(i)Economic interest in the Jeruk field 8.181818

END